FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   May 17, 2004

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 17, 2004	NEWS RELEASE 04-09	MAE - TSE MNG - AMEX

Miramar Mining to Host Conference Call To Discuss Corporate Strategy and
Exploration Results from Hope Bay Project, Nunavut

VANCOUVER — Miramar Mining Corporation announced today that it will be hosting a conference call at 11:30 AM Pacific Standard Time on Tuesday May 18, 2004 to discuss its recent announcements and to review its Corporate strategy .

Analysts and shareholders are invited to participate in the call by dialling 1-877-211-7911 from within North America, or +1 416-405-9310.from overseas. Media and other interested individuals are invited to listen to the live webcast on the Miramar website at www.miramarmining.com. The webcast will also be archived and available on Miramar’s website.

Miramar is a gold mining, exploration and development company that controls two of the largest undeveloped gold projects in Canada. Miramar’s 100% owned Hope Bay project extends over 1,000 square km. Miramar also has an option to earn a 60% interest in the George and Goose Lake projects where Miramar is drilling to confirm the existing large gold resource while also testing for extensions.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572    Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com